SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)*

                              ASAT Holdings Limited
                              ---------------------
                                (Name of Issuer)

                   Ordinary Shares, par value $0.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    00208B105
                                    ---------
                                 (CUSIP Number)

                    Stan Baumgartner, Chief Financial Officer
                              ASAT Holdings Limited
                           14th Floor, 138 Texaco Road
                           Tsuen Wan, New Territories
                                    Hong Kong
                                  852-2439-8788
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2002
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 2 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     QPL International Holdings Limited
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X] (1)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     PF, OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              289,298,000 (2)(3)(4)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           289,298,000 (2)(3)(4)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,298,000 (2)(3)(4)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.25%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

---------------------------------

1    See Item 6 below.

2 The Industrial Investment Company Limited is the record holder of 268,416,000 Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of ASAT Holdings Limited ("ASAT"). Pursuant to Rule 13d-3 of the Securities and
                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 3 of 14

     Exchange Act of 1934, each of QPL International Holdings Limited ("QPL") and Mr. Tung Lok Li ("Mr. Li"), may be deemed to be the beneficial owner of the Ordinary Shares held by The Industrial Investment Company Limited.

3 QPL (US) Inc. is the record holder of 19,584,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

4 As of the date of this Schedule 13D, Mr. Li is the holder of 259,600 American Depository Shares ("ADSs"), representing 1,298,000 Ordinary Shares of ASAT. Each ADS represents five Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, QPL may be deemed to be the beneficial owner of the Ordinary Shares held by Mr. Li.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 4 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     The Industrial Investment Company Limited
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X] (1)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     PF, OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              268,416,000 (2)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           268,416,000 (2)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      268,416,000 (2)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.12%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

---------------------------------

1    See Item 6 below.

2 Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li, may be deemed to be the beneficial owner of the Ordinary Shares held by The Industrial Investment Company Limited.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 5 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     QPL (US) Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X] (1)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     PF, OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              19,584,000 (2)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           19,584,000 (2)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,584,000 (2)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.93%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

---------------------------------

1    See Item 6 below.

2 Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 6 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Tung Lok Li
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X] (1)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     PF, OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              289,298,000 (2)(3)(4)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           289,298,000 (2)(3)(4)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,298,000 (2)(3)(4)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.25%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________


---------------------------------

1    See Item 6 below.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 7 of 14

2 The Industrial Investment Company Limited is the record holder of 268,416,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li, may be deemed to be the beneficial owner of the Ordinary Shares held by The Industrial Investment Company Limited.

3 QPL (US) Inc. is the record holder of 19,584,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

4 As of the date of this Schedule 13D, Mr. Li is the holder of 259,600 ADSs, representing 1,298,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, QPL may be deemed to be the beneficial owner of the Ordinary Shares held by Mr. Li.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 8 of 14

Item 1    Security and Issuer.

          This statement constitutes Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D ("Statement") filed with the Securities and Exchange Commission on December 5, 2002 by the Reporting Persons in connection with the Ordinary Shares, par value $0.01 per share (the "Ordinary Shares"), of ASAT Holdings Limited, a Cayman Islands company ("ASAT"), with its principal executive offices at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. Amendment No. 1 amends the Statement by attaching hereto the Shareholders Agreement (as defined herein) as Exhibit 2.

Item 2.   Identity and Background.

          2(a) This Statement is filed by (i) QPL International Holdings Limited ("QPL"), a company incorporated in Bermuda, with its shares listed on The Stock Exchange of Hong Kong Limited, (ii) The Industrial Investment Company Limited, a Cayman Islands company ("Industrial Investment"), (iii) QPL (US) Inc., a California corporation ("QPL US") and (iv) Mr. Tung Lok Li ("Mr. Li"), an individual ("Mr. Li," and together with QPL, Industrial Investment and QPL US, collectively, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as
          Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

          2(b) The principal business address of each of QPL, Industrial Investment and Mr. Li is 2nd Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. The principal business address of QPL US is 46335 Landing Parkway, Fremont, California 94538.

          2(c) QPL is an investment holding company, whose subsidiaries are engaged in the manufacture and sales of integrated circuits leadframes, heatsinks and stiffeners, property investment and investment holding. Industrial Investment is an investment holding company. QPL US is engaged in the distribution of integrated circuit leadframe and investment holding. Mr. Li's principal occupation is to serve as Chairman of the Board of QPL. Additionally, Mr. Li serves as a member of the board of directors of ASAT, and serves as a director of Industrial Investment.

          2(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f) Mr. Li is a citizen of the United Kingdom.

Item 3.   Source and Amount of Funds or Other Consideration.

          From November 27, 2002 through the date of this Schedule 13D, Mr. Li acquired an aggregate of 259,600 American Depository Shares ("ADSs"), representing 1,298,000 Ordinary Shares of ASAT (described in Item 4 below). Mr. Li's purchase of such Ordinary Shares was financed through the use of his personal funds.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 9 of 14

          The remaining Ordinary Shares of ASAT reported in this Schedule 13D (see Item 5 below) were acquired by certain of the Reporting Persons prior to ASAT's initial public offering of 20,000,000 of its ADSs, representing 100,000,000 of its Ordinary Shares, on the Nasdaq National Market, which was completed on July 14, 2000. The holdings of such Ordinary Shares by certain of the Reporting Persons was previously disclosed in a Schedule 13G filed with the Securities and Exchange Commission (the "SEC") by QPL on February 14, 2001, No. 005-60891.

Item 4.   Purpose of Transaction.

          From November 27, 2002 through the date of this Schedule 13D, Mr. Li acquired an aggregate of 259,600 ADSs, representing 1,298,000 Ordinary Shares of ASAT, in open market transactions, for an aggregate purchase price of U.S.$265,765. Mr. Li's purchase of the ASAT Ordinary Shares occurred during the current open insider trading window for officers and directors of ASAT as referenced in ASAT's press release issued on November 25, 2002 . Mr. Li intends to acquire an aggregate of 2,000,000 ADSs, representing 10,000,000 Ordinary Shares, through December 31, 2002. In connection with Mr. Li's purchase of these Ordinary Shares, Mr. Li is acting in his own capacity and not as a director of ASAT or in concert with or on behalf of ASAT.

Item 5.   Interest in Securities of the Issuer.

          5(a) Based on 668,947,000 shares of Ordinary Shares of ASAT outstanding as of April 30, 2002 (as set forth in ASAT's Annual Report on Form 20-F for the fiscal year ended April 30, 2002), (i) each of QPL and Mr. Li beneficially own 289,298,000 Ordinary Shares representing approximately 43.25% of the issued and outstanding Ordinary Shares; (ii) Industrial Investment beneficially owns 268,416,000 Ordinary Shares representing approximately 40.12% of the issued and outstanding Ordinary Shares; and (iii) QPL US beneficially owns 19,584,000 shares of Ordinary Shares representing approximately 2.93% of the issued and outstanding Ordinary Shares.

          5(b) QPL and Mr. Li are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, all of the Ordinary Shares of ASAT held by Industrial Investment, QPL US and Mr. Li because (i) QPL owns 2.44% of the shares of Industrial Investment directly and 97.56% of the shares of Industrial Investment indirectly (through an immediate holding company, Turrung Trading Limited, a British Virgin Islands company, which is in turn wholly owned by QPL (Holdings) Limited, a Hong Kong company, both of which are wholly owned subsidiaries of QPL), which in turn owns 268,416,000 Ordinary Shares of ASAT, (ii) QPL owns 66.4% of the shares of QPL US directly and 33.6% of the shares of QPL US indirectly (through its wholly owned subsidiary, Kingstech Holdings Limited, a British Virgin Islands company), which in turn owns 19,584,000 shares of Ordinary Shares of ASAT and (iii) Mr. Li is the Chairman of the Board of QPL, owns approximately 35.47% of the shares of QPL as at November 30, 2002, and individually owns 259,600 ADSs, representing 1,298,000 Ordinary Shares of ASAT, representing 0.19% of the issued and outstanding Ordinary Shares. This statement on Schedule 13D shall not be construed as an admission that each of the Reporting Persons is the beneficial owner of the Ordinary Shares covered by this Statement.

          5(c) Commencing on November 27, 2002, Mr. Li acquired the following ADSs (each ADS represents 5 Ordinary Shares):

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 10 of 14

                             Aggregate Number         Average Purchase
      Date of Transaction    of ADSs Purchased        Price per ADS

        November 27, 2002       89,600                  $1.014
        November 29, 2002       70,000                  $1.023
        December 2, 2002        50,000                  $1.026
        December 3, 2002        50,000                  $1.041

          Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Ordinary Shares during the past 60 days.

          5(d) On October 29, 1999, three groups of private equity funds managed by or affiliated with Chase Asia Equity Partners - Master Fund, Olympus Capital Group and Orchid Asia Holdings LLC purchased a 50% equity interest in ASAT from QPL. In connection with the purchase, QPL and Industrial Investment indemnified these investors for various tax liabilities of ASAT and pledged a portion of their Ordinary Shares to these investors to secure the indemnification. This pledge initially applied to 70% of QPL's shareholdings in ASAT and decreases in stages to 0% over six years. To date 90,720,000 Ordinary Shares of ASAT remain pledged to the investors.

          On January 8, 2001, QPL entered into a credit facility of a standby letter of credit with CITIC Ka Wah Bank to borrow up to US$24,000,000. To secure the loan, Industrial Investment pledged 30,000,000 Ordinary Shares of ASAT pursuant to the terms of the Deed of Mortgage and Assignment in Relation to Securities in ASAT Holdings Limited in respect of a Standby Letter of Credit Facility to QPL International Holdings Limited, dated as of January 8, 2001, by and between Industrial Investment and CITIC Ka Wah Bank Limited.

          On October 11, 2001, QPL Limited entered into an agreement with Hang Seng Bank Limited for a term loan of up to US$15,000,000. In connection with the loan, Industrial Investment pledged 56,000,000 Ordinary Shares of ASAT pursuant to the terms of the Deed of Mortgage and Assignment in Relation to Securities in ASAT Holdings Limited, dated as of October 11, 2001, by and between Industrial Investment and Hang Seng Bank Limited.

          5(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On October 11, 2001, ASAT, QPL, Industrial Investment, QPL US, Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P. ("AOF"), and certain other persons entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), pursuant to which, among other things, the parties thereto agreed (i) to fix the number of directors of ASAT at nine and (ii) to elect to the board of directors of ASAT (a) three members designated by AOF;
          (b) three members designated by QPL, one of whom shall be Mr. Li; and
          (c) three additional directors. The Shareholders Agreement also contains restrictions on the transferability of the Ordinary Shares, including a right of first offer, drag-along rights, and tag-along rights. The description of the Shareholders Agreement in this Item 6 is qualified in its entirety by the full text thereof.

          The Shareholders Agreement is attached hereto as Exhibit 2 and the description of the Shareholders Agreement in this Item 6 is qualified in its entirety by reference to the full text thereof.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 11 of 14

          As a result of the execution of the Shareholders Agreement, each of the Reporting Persons may be deemed to have shared power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, shares beneficially owned by certain other shareholders (the "Other Major Shareholders"). Any disclosures made herein with respect to the shareholdings of the Other Major Shareholders in ASAT are made upon information and belief of the Reporting Persons.

          The Other Major Shareholders, the number of Ordinary Shares of ASAT held by them, and the percent of the class which such shares respectively represent, are as follows:

                                           Number of Ordinary         Percent
Other Major Shareholder                       Shares Owned            of Class
-----------------------                    ------------------         --------

Chase Asia Investment Partners II (Y) LLC       50,054,883              7.5%
Asia Opportunity Fund L.P.                     124,985,594             18.7%
Olympus Capital Holdings Asia
 related funds (as set forth below)             72,288,000             10.8%

          The Olympus Capital Holdings Asia related funds are Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., OLYMPUS-ASAT I, L.L.C., OLYMPUS-ASAT II, L.L.C., and ZAM-Olympus Co-Invest, L.L.C.

          The filing of this Schedule shall not be construed as an admission, for the purposes of Section 13(d), Section 13(g) or Regulation 13D-G under the Exchange Act, nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that QPL is the beneficial owner of any Ordinary Shares owned by any of the Other Major Shareholders. QPL disclaims beneficial ownership of any shares beneficially owned by the Other Major Shareholders.

Item 7.  Material to be Filed as Exhibits.

          Exhibit 1. Joint Filing Agreement, dated as of December 5, 2002, by and between QPL International Holdings Limited, The Industrial Investment Company Limited, QPL (US) Inc. and Mr. Tung Lok Li.

          Exhibit 2. Amended and Restated Shareholders Agreement, dated as of October 11, 2001, among Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P., Co-Investors listed herein, QPL International Holdings Limited, The Industrial Investment Company Limited, QPL (US) Inc., and ASAT Holdings Limited.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 12 of 14

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                QPL INTERNATIONAL HOLDINGS LIMITED

                By: /s/ Tung Lok Li
                   --------------------------
                     Tung Lok Li, Director

                THE INDUSTRIAL INVESTMENT COMPANY
                  LIMITED

                By: /s/ Tung Lok Li
                   --------------------------
                     Tung Lok Li, Director

                QPL (US) INC.

                By: /s/ Winnie Chan
                   --------------------------
                     Winnie Chan, Director


                /s/ Tung Lok Li
                -----------------------------
                Tung Lok Li

Dated:   December 5, 2002

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 13 of 14

                                  EXHIBIT INDEX


Exhibit No.         Description


1. Joint Filing Agreement, dated as of December 5, 2002, by and between QPL International Holdings Limited, The Industrial Investment Company Limited, QPL (US) Inc., and Mr. Tung Lok Li.

2. Amended and Restated Shareholders Agreement, dated as of October 11, 2001, by and among Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P., Co-Investors listed herein, QPL International Holdings Limited, The Industrial Investment Company Limited, QPL (US) Inc., and ASAT Holdings Limited.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 14 of 14

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 289,298,000 Ordinary Shares, par value $0.01 per share, of ASAT Holdings Limited, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 5, 2002.


                QPL INTERNATIONAL HOLDINGS LIMITED

                By: /s/ Tung Lok Li
                   --------------------------
                     Tung Lok Li, Director

                THE INDUSTRIAL INVESTMENT COMPANY
                  LIMITED

                By: /s/ Tung Lok Li
                   --------------------------
                     Tung Lok Li, Director

                QPL (US) INC.

                By: /s/ Winnie Chan
                   --------------------------
                     Winnie Chan, Director


                /s/ Tung Lok Li
                -----------------------------
                Tung Lok Li

                                                                       EXHIBIT 2

                                                                  Execution Copy












                              AMENDED AND RESTATED
                             SHAREHOLDERS AGREEMENT



                                October 11, 2001



                                      among



                   CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

                          ASIA OPPORTUNITY FUND, L.P.,

                           CO-INVESTORS LISTED HEREIN,

                       QPL INTERNATIONAL HOLDINGS LIMITED,

                   THE INDUSTRIAL INVESTMENT COMPANY LIMITED,

                                  QPL (US) INC.



                                       and



                              ASAT HOLDINGS LIMITED

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE 1.....................................................................1

DEFINITIONS...................................................................1

    1.1   Definitions.........................................................1

    1.2   Construction........................................................5

ARTICLE 2.....................................................................5

CORPORATE GOVERNANCE..........................................................5

    2.1   Composition of the Board............................................5

    2.2   Removal.............................................................6

    2.3   Vacancies...........................................................7

    2.4   Meetings............................................................8

    2.5   Action by the Board.................................................8

    2.6   Appointment of Auditors.............................................9

    2.7   Necessary Actions;  Avoidance of Conflict...........................9

    2.8   Subsidiary Directors................................................9

    2.9   Remuneration........................................................9

ARTICLE 3.....................................................................9

RESTRICTIONS ON TRANSFER......................................................9

    3.1   General.............................................................9

    3.2   Legend on Share Certificates.......................................10

    3.3   Permitted Transferees..............................................10

ARTICLE 4....................................................................11

RIGHT OF FIRST OFFER; TAG ALONG RIGHTS; DRAG ALONG RIGHTS....................11

    4.1   Right of First Offer...............................................11

    4.2   Tag Along Rights...................................................13

    4.3   Drag Along Rights; Mandatory Right of First Refusal................14

    4.4   Lender Share Charge................................................18

    4.5   Investors Charge...................................................19

    4.6   Improper Transfer..................................................19

    4.7   Cooperation upon Transfer..........................................20

ARTICLE 5....................................................................20

CONFIDENTIALITY; NON-COMPETITION.............................................20

    5.1   Confidentiality....................................................20

    5.2   Non-Competition by QPL.............................................21

    5.3   Non-Competition by Investors.......................................22

    5.4   Definitions........................................................22

ARTICLE 6....................................................................22

QPL BANKRUPTCY; INDEMNIFICATION..............................................22

    6.1   QPL Bankruptcy Event...............................................22

    6.2   Indemnification....................................................23

ARTICLE 7....................................................................23

MISCELLANEOUS................................................................23

    7.1   Ong Lawsuit........................................................23

    7.2   Entire Agreement...................................................24

    7.3   Binding Effect; Benefit............................................24

    7.4   Assignment.........................................................24

    7.5   Amendment; Waiver; Termination.....................................24

    7.6   Notices............................................................25

    7.7   Section Headings...................................................25

    7.8   Counterparts.......................................................25

    7.9   Severability.......................................................25

    7.10  Applicable Law.....................................................25

    7.11  Specific Enforcement...............................................25

    7.12  Submission to Jurisdiction.........................................26

    7.13  Agent for Service..................................................26

    7.14  Lender Share Charge and Lender Facilities..........................26

    7.15  QPL Obligations....................................................27

    7.16  Rights and Liabilities.............................................27

ANNEX A - List of Co-Investors
ANNEX B - Form of Deed of Adherence
ANNEX C - Addresses for Notice Under the Shareholders Agreement

                              AMENDED AND RESTATED
                             SHAREHOLDERS AGREEMENT


     AGREEMENT (the "Agreement") dated October 11, 2001 among CHASE ASIA INVESTMENT PARTNERS II (Y), LLC, a limited liability company formed under the laws of Delaware ("CAIP"), ASIA OPPORTUNITY FUND, L.P., an exempted limited partnership formed under the laws of the Cayman Islands ("AOF"), the CO-INVESTORS listed in Annex A (the "Co-Investors" and together with CAIP and AOF, the "Investors"), THE INDUSTRIAL INVESTMENT COMPANY LIMITED, a company formed under the laws of the Cayman Islands ("TIIC"), QPL INTERNATIONAL HOLDINGS LIMITED, a corporation formed under the laws of Bermuda, QPL (US) INC. (formerly Worltek International, Ltd.), a California corporation ("QPL US") and ASAT HOLDINGS LIMITED, a company formed under the laws of the Cayman Islands ("ASAT").

     In consideration of the covenants and agreements herein contained, the parties hereto agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

     1.1 Definitions. Terms defined in the Subscription Agreement are incorporated herein unless otherwise defined herein. The following terms, as used herein, have the following meanings:

     "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (and including a Subsidiary). No Shareholder shall be deemed an Affiliate of any other Shareholder solely by reason of any investment in ASAT. For the purpose of this definition, the term "control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

     "ASAT HK" means ASAT Limited, a corporation incorporated under the laws of Hong Kong which is a Subsidiary of ASAT.

     "Board" means the board of directors of ASAT.

     "Business Day" means a day other than Saturday, Sunday or any day on which banks located in Hong Kong are authorized or obligated to close.

     "CITIC" means CITIC Ka Wah Bank Limited.

                                      -1-

     "CITIC Facility" means the stand-by letter of credit facility, dated December 20, 2000, between QPL and CITIC.

     "CITIC Share Charge" means the share charge to secure the liabilities under the Facility, to be entered into between The Industrial Investment Company Limited ("TIIC") and CITIC in relation to the share charge over 30 million Shares held by TIIC and such further Shares as may be required under the top-up requirement thereunder from time to time up to a maximum of ten per cent of the issued Shares of ASAT from time to time (the top-up Shares not being subject to the Charge Over Shares dated October 29, 1999 between QPL US, TIIC, Standard Chartered Bank and AOF).

     "Consent Letter" means the letter dated October __, 2001, addressed by AOF and the Co-Investors to QPL and Hang Seng.

     "EBITDA" means, for a specified period, the consolidated earnings before interest, income taxes, depreciation and amortization, excluding non-recurring or exceptional items and extraordinary gains and losses, of ASAT and its consolidated Subsidiaries, as derived from the audited financial statements of ASAT prepared in accordance with US GAAP as provided in Section 2.5(b).

     "Fair Market Value" means on any date the average of the Closing Price of the American Depositary Receipts representing Shares (the "ADRs") as quoted on the NASDAQ National Market System for each of the 5 consecutive trading days before such date divided by the number of Shares represented by one such ADR. "Closing Price" for any trading day means the last reported sale price for the Shares on that day or, if no reported sales take place on such day, the average of the closing bid and offer prices, in either case as quoted on the NASDAQ National Market System.

     "Financial Debt" means indebtedness for borrowed money, deferred purchase price obligations, conditional sales obligations, capital lease obligations, purchase money obligations and finance and capital leases, guarantees thereof and other direct or contingent monetary obligations. For the avoidance of doubt, "Financial Debt" does not include trade payables or operating leases incurred in the ordinary course by business.

     "Fund Affiliates" means, as to any Investor, (i) any of its general partners, limited partners, fund managers and funds managed by its fund managers, officers (including vice presidents), general partners and Affiliates thereof, and, after the Initial Public Offering, any employee thereof, and (ii) the spouses, lineal descendants and heirs of individuals referred to in clause
(i) and trusts controlled by or for the benefit of such individuals.

     "Hang Seng" means Hang Seng Bank Limited.

     "Hang Seng Facility" means the Facility Agreement, dated October _ , 2001, between QPL and Hang Seng.

     "Hang Seng Share Charge" means the share charge to secure the liabilities under the Hang Seng Facility, to be entered into between TIIC and Hang Seng in relation to the

                                      2

share charge over 56 million Shares held by TIIC, and on or before November 30, 2001 an additional 4 million shares, and such further Shares as may be required under the top-up requirement thereunder from time to time up to a maximum of ten per cent of the issued Shares of ASAT from time to time (the top-up Shares not being subject to the Charge Over Shares dated October 29, 1999 between QPL US, TIIC, Standard Chartered Bank and AOF).

     "Hang Seng Shares" means the Shares pledged to Hang Seng under the Hang Seng Share Charge.

     "Initial Public Offering" means the first Public Offering of equity securities of ASAT, ASAT HK or other Subsidiary of ASAT (unless otherwise specified) upon the consummation of which such securities are listed on Nasdaq or a internationally recognized securities exchange, including without limitation The Stock Exchange of Hong Kong Limited.

     "Lender" means each of CITIC and Hang Seng (collectively, the "Lenders").

     "Lender Facility" means each of the CITIC Facility and the Hang Seng Facility.

     "Lender Share Charge" means each of the CITIC Share Charge and the Hang Seng Share Charge.

     "Lender Transferee" means any direct or indirect transferee of any Lender holding an interest in Shares that have been subject to a Transfer pursuant to or as a result of a charge or Charge Transfer.

     "Nasdaq" means the National Association of Securities Dealers, Inc. Automated Quotation System's National Market.

     "Net Debt" means all consolidated Financial Debt of the ASAT Companies outstanding at the time of determination, net of cash held by the ASAT Companies at such time.

     "Percentage Ownership" means, with respect to any Shareholder, an amount equal to the aggregate number of Shares registered in the name of such Shareholder divided by the total number of Shares owned by the Shareholders.

     "Permitted Transferee" means (a) with respect to each Investor: (i) AOF, CAIP and any of their respective Fund Affiliates, (ii) any of its Fund Affiliates, and (iii) any Permitted Transferee of its Permitted Transferees; and
(b) with respect to QPL: any wholly owned Subsidiary of QPL.

     "Person" means an individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "Public Offering" means, in the case of an offering in the United States, an underwritten public offering of equity securities of ASAT or ASAT HK pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, and, in the case of an

                                      3

offering in any other jurisdiction, a widely distributed underwritten offering of equity securities of ASAT or ASAT HK in which both retail and institutional investors are eligible to buy in accordance with the securities laws of such jurisdiction.

     "Public Sale" means any Sale of Shares (i) in a Public Offering or (ii) on Nasdaq or on any other internationally recognized securities exchange on which the Shares are listed following the Initial Public Offering, provided that in either case such Sale is not directed to a particular purchaser or group of purchasers with whom the Shareholder has an understanding, agreement or arrangement (written or otherwise) regarding such Sale. For the avoidance of doubt, Public Sale shall include any Transfer by QPL to any Lender or any nominee of such Lender which is to be the holder of such Shares on such Lender's behalf or any deposit of Shares into a depositary, in each case pursuant to or substantially contemporaneous with the enforcement of the respective Lender Share Charge, for the issuance and substantially contemporaneous Public Sale of equivalent American depositary shares representing such Shares.

     "QPL" means QPL International Holdings Limited, a corporation formed under the laws of Bermuda and unless otherwise specified shall include, jointly and severally with QPL International Holdings Limited, The Industrial Investment Company Limited, QPL (US) Inc. and any direct or indirect wholly owned Subsidiary of QPL that has a direct or indirect interest in the Shares.

     "Required Drag Along Sale Price" means, for purposes of Section 4.3, a per Share price of at least six times EBITDA for the period of the last four full fiscal quarters preceding the date of the Right of First Refusal Notice less Net Debt at the end of such period (as calculated by ASAT's auditors based on ASAT's latest available management accounts) divided by the total number of issued and outstanding Shares on a fully diluted basis (taking into account the Shares to be issued upon exercise of the Warrants and the Shares to be issued to employees of any ASAT Company pursuant to an exercise of stock options granted to such employee) at the time of such determination.

     "Sell" means to Transfer, except by way of pledge, charge, hypothecation or other grant of a security interest or making of any other encumbrance, and "Sale" and "Sales" shall have correlative meanings.

     "Shareholder" means each registered shareholder of ASAT that is a party to this Agreement, whether in connection with the execution and delivery hereof as of the date hereof, pursuant to Section 7.4 or otherwise.

     "Shares" means ordinary shares in ASAT with voting rights, par value US$0.01 per share, including any subdivisions, combinations, splits or reclassifications thereof.

     "Subscription Agreement" means the amended and restated subscription agreement dated as of October 29, 1999 entered into among the Investors, QPL, Bring Luck, TIIC, QPL US (formerly Worltek International, Ltd.), ASAT HK and ASAT, pursuant to which the Investors, TIIC and QPL US and agreed severally and not jointly and severally to subscribe for, inter alia, Shares.

                                      4

     "Subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other such persons performing similar functions are at the time directly or indirectly owned by such Person.

     "Third Party" means a prospective purchaser of Shares in an arm's-length transaction from a Shareholder where such purchaser is not a Permitted Transferee of such Shareholder.

     "Transfer" means to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or entering into any contract therefor, any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any of the Shares, creating any other claim thereto or to make any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such Shares, and "Transfer", "Transfers" and "Transferred" shall have correlative meanings.

     1.2 Construction. Unless the context of this Agreement otherwise requires,
(i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; and (v) the phrase "ordinary course of business" refers to the business of the ASAT Companies taken as a whole or each ASAT Company, as the context requires. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

                                    ARTICLE 2

                              CORPORATE GOVERNANCE

     2.1 Composition of the Board. (a) The Board shall consist of nine directors. Subject to Section 2.1(b), AOF shall have the right to appoint three directors and QPL shall have the right to appoint three directors, one of whom initially shall be Mr. T.L. Li. The remaining three directors shall be Independent Directors and initially shall be Edward Cheng, Henry Cheng and Gordon Campbell. Subject to Section 2.1(b), AOF shall select up to three Independent Directors, and QPL shall nominate such persons, for recommendation to the Board for approval and appointment by the Board in accordance with the Articles of Association of ASAT and this Agreement, unless QPL reasonably concludes that such person is not professionally qualified to serve as an Independent Director, in which case, AOF shall select and QPL shall nominate another person as the Independent Director on the same basis.

     (b) Save as otherwise provided in this Section 2.1(b), if at any time QPL or the Investors decrease their respective direct or indirect ownership of Shares, Section 2.1(a) shall be deemed permanently amended so that the number of directors that QPL or the Investors (as the case may be) may appoint, select or nominate shall be reduced as set forth in the following

                                      5

table:

        Percentage of                                                 Number of
      Outstanding Shares                      Number of              Independent
 Owed by QPL or the Investors                 Directors               Directors
 ----------------------------                 ---------              -----------

more than 20%                                     3                       3

more than 10% but equal to or less than 20%       2                       2

more than 5% but equal to or less than 10%        1                       1

equal to or less than 5%                          0                       0

For the avoidance of doubt, it is understood that AOF may retain its right of selection of an Independent Director under Section 2.1(a) even if QPL loses a right of a nomination of such Independent Director as a result of this Section 2.1(b).

     (c) Following issue of Shares upon exercise of the Warrants or issue of Shares to employees of any ASAT Company pursuant to an exercise of stock options granted to such employee, the percentage thresholds referred to in Section 2.1(b) above shall be reduced to reflect the dilutive effect or reduction of the numbers of Shares held by QPL or the Investors as a result of such event.

     (d) Upon losing the right to appoint a director pursuant to Section 2.1(b), AOF or QPL (as the case may be) shall cause the relevant number of directors which it appointed under Section 2.1(a) to resign from the Board unless a majority of the Board (excluding the resigning director) and a majority of the Independent Directors determine otherwise.

     (e) Each of QPL and AOF may designate one alternate director (other than the Independent Directors) who shall receive all materials supplied to directors and shall be entitled to attend all meetings of the Board and committees thereof. The Shareholders shall procure that the Directors appointed by any Shareholder shall not be required to hold any qualification share nor shall they be subject to retirement by rotation.

     (f) As used herein, "Independent Director" shall mean a person who (i) at the time of election is not (A) a direct or indirect legal or beneficial owner of equity securities in any ASAT Company in an amount greater than 5% of the total outstanding equity securities of such ASAT company or (B) employee, officer or director of any ASAT Company or of any Affiliate of any ASAT Company (other than as an Independent Director) and (ii) is nominated as an Independent Director by the Board, provided that for so long as equity securities of ASAT are quoted on Nasdaq at least three Independent Directors shall meet the then current requirements for independent directors as set forth in the rules of the National Association of Securities Dealers, Inc. Each Shareholder entitled to vote for the election of directors to the Board agrees that it will vote its Shares and take all other necessary action (including in order to satisfy any quorum requirement) in order to ensure that the composition of the Board is as set forth in this Section 2.1.

     2.2 Removal. Each Shareholder agrees that if, at any time, it is then entitled to vote for the removal of directors of ASAT, it will not vote any of its Shares in favor of the removal of any director who shall have been selected or appointed pursuant to Section 2.1 unless

                                      6

(a) such removal shall be for Cause, (b) the director chosen by QPL or AOF (as the case many be) to resign in accordance with Section 2.1(b) refuses to resign,
(c) the Persons entitled to select or appoint such director shall have consented to such removal in writing or (d) such director fails to take any action necessary or appropriate to implement the purpose of this Agreement or takes any action that is contrary to or frustrates the purpose of this Agreement and all Shareholders (other than the Shareholder entitled to select or appoint such director) shall have consented to such removal in writing, provided that with respect to the removal of an Independent Director, such written consent must be obtained from both AOF and QPL, such consent not to be unreasonably withheld or delayed. Removal for "Cause" shall mean removal of a director because of (a) such director's willful and continued failure to substantially perform his duties as a director of ASAT, (b) such director's willful conduct which is significantly injurious to ASAT or any Shareholder's investment in Shares, monetarily or otherwise, (c) such director's being convicted or investigated in a criminal proceeding (other than traffic violations and other minor offenses),
(d) such director's being censured or subject to equivalent action by any internationally recognized securities exchange (including a pending proceeding), or (e) a petition under the bankruptcy of insolvency laws of any jurisdiction is filed by or against, or a receiver, or similar officer is appointed by a court for the business or property of, such director, or any partnership in which he is or was a general partner at or within two years before such date or any corporation or business association of which he was an executive officer at or within two years before such date. Upon appointment to the Board or any board of directors of a Subsidiary of an ASAT Company, each director appointee (for avoidance of doubt, this does not include the Independent Directors) shall agree to abide by the terms of this Article 2 and shall deliver to ASAT a signed notice of resignation with a blank date, which AOF or QPL (as the case may be) may cause to be completed and become effective in each case in accordance with the terms of this Agreement and the Articles of Association of ASAT.

     2.3 Vacancies. (a) If a director appointed by a person entitled under
Section 2.1(a) to appoint such director shall cease to be a director as a result of death, disability, retirement, resignation, removal (with or without Cause) or otherwise, such person may appoint on the basis provided in Section 2.1 another individual to fill such vacancy, provided such vacancy shall be filled pursuant to Section 2.3(b) if such appointment would result in such person having a number of appointees on the Board in excess of the maximum number allotted to such person under Section 2.1(b).

     (b) Notwithstanding anything to the contrary in the Articles of Association of ASAT except as provided in Section 2.3(a), any vacancy arising from the death, disability, retirement, resignation, removal (with or without Cause) or otherwise of a director shall be filled by (i) a majority of the directors present at a meeting of the Board and (ii) a majority of the Independent Directors. Each Shareholder who has appointed a director pursuant to Section 2.1 agrees to procure that its appointed directors will not vote in favor of a nominee to fill such a vacancy unless a majority of the Independent Directors have first voted in favor of such nominee. The Shareholders shall cooperate in good faith with the Independent Directors to fill any vacancy of an Independent Director seat so that there are at least three Independent Directors on the Board.

     (c) Notwithstanding anything to the contrary in the Articles of Association of ASAT, with respect to any vacancy on the Board resulting from a removal (with or without

                                      7

Cause) or from a resignation required under Section 2.1(d) or Section 6.1, the removed or resigning director shall not be entitled to vote in the election of such director's successor and shall be not be counted as attending the Board meeting at the time the Board elects such successor.

     2.4 Meetings. The Board shall hold a regularly scheduled meeting at least once every three calendar months, unless otherwise determined by the Board but in no event less often than once every fiscal year. The Shareholders entitled to vote Shares shall procure that notice in writing of not less than 10 Business Days shall be given in respect of a meeting of directors of ASAT or its Subsidiaries, unless all directors of ASAT consent to shorter notice. Any director may convene a board meeting by prior notice in accordance with Section
7.5. Board meetings shall be held in Hong Kong or at such other location agreed by a majority of the Board, including, for so long as each is entitled to appoint a director pursuant to Section 2.1, at least one director appointed by QPL and one director appointed by AOF. Any director can participate in a meeting of the directors of ASAT or its Subsidiaries by means of telephone conference or similar communication equipment whereby all persons participating in such meeting can hear each other. Participation in a meeting in such manner shall be deemed to constitute presence in person at such meeting and shall be taken into account for the purpose of a quorum and voting.

     2.5 Action by the Board. (a) A quorum of the Board shall consist of a majority of the total directors. If a quorum is not present within 60 minutes of the appointed time for a meeting, the meeting will automatically be adjourned to the same place and at the same time the following week (or if such day is not a Business Day, at the same time on the next following Business Day), and any four directors then present will constitute a quorum. For so long as the Investors or QPL (as the case may be) own at least 10% of Shares outstanding, the Shareholders agree not to take any action (and will procure that all directors appointed by such Shareholder pursuant to Section 2.1 will not take any action) at a meeting of the Board unless at least one director appointed by AOF or QPL (as the case may be) is present at the meeting.

     (b) All actions of the Board shall require the affirmative vote of at least a majority of the directors present at a duly convened meeting of the Board at which a quorum is present, provided that, in the event there is a vacancy on the Board and an individual has been nominated to fill such vacancy, the first order of business shall be to fill such vacancy.

     (c) The executive officers of ASAT shall submit to the Board, and obtain their approval of, prior to the start of each fiscal year of ASAT, a business plan (the "Business Plan") setting forth the annual budget and operating plan of ASAT for such fiscal year. The Board shall receive quarterly (no later than 45 days after the relevant fiscal quarter ends) and annual (no later than 90 days after the relevant fiscal year ends) financial statements and other appropriate reports concerning operations of ASAT and other matters submitted to it. For the financial year ended April 30, 2000 and thereafter, such quarterly and annual financial statements shall be prepared in accordance with US GAAP and the annual financial statements shall be reported on by the auditors selected pursuant to
Section 2.6. ASAT shall also maintain a set of statutory financial accounts prepared in accordance with HK GAAP, to the extent required by any applicable law of Hong Kong. The first fiscal year after the Closing Date shall end on April 30, 2000 unless all Shareholders otherwise agree.

                                      8

     (d) The Board shall create an audit committee and may create executive, compensation and other committees with such powers and duties as the Board shall determine.

     (e) The Shareholders entitled to vote Shares agree that the provisions in ASAT's articles of association and in this Agreement regarding voting by directors and shareholders shall apply equally to each ASAT Company as if its name was substituted for ASAT throughout, and the Shareholders shall procure that the Board shall not permit any Subsidiary or any ASAT Company to engage in any transaction or matter unless in accordance with the relevant provisions in ASAT's articles of association and this Agreement (other than a transaction or matter involving exclusively other ASAT Companies or wholly owned Subsidiaries thereof).

     2.6 Appointment of Auditors. Each Shareholder entitled to vote Shares agrees to vote its Shares, and each Shareholder who has appointed a director pursuant to Section 2.1 agrees to procure that its appointed directors will vote, to cause the Board to appoint as ASAT's auditors an internationally recognized accounting firm selected by AOF and approved by QPL (such approval not to be unreasonably withheld or delayed).

     2.7 Necessary Actions; Avoidance of Conflict. Each Shareholder shall, subject to applicable law, vote its Shares and take all actions necessary, and each Shareholder who has appointed a director pursuant to Section 2.1 agrees to procure that its appointed directors will vote and take all action necessary, to
(a) implement the provisions of this Agreement and each of the other Transaction Agreements, (b) ensure compliance by such Shareholder with its obligations under this Agreement and under each of the other Transaction Agreements and (c) ensure that the Memorandum and Articles of Association of ASAT (and the memorandum and articles of association, certificate of incorporation, -bylaws or other basic organizational documents of any of ASAT's Subsidiaries) facilitate and do not at any time conflict with any provision of this Agreement.

     2.8 Subsidiary Directors. Subject to Sections 2.1 and 6.1, the board of directors of each Subsidiary of ASAT or Subsidiary thereof shall consist of an equal number of directors appointed by QPL and AOF, with no more than three directors being appointed by QPL and AOF each, except that the board of directors of ASAT HK shall be identical in size and members to the Board. QPL and AOF shall cause their respective appointees to take all actions in accordance with the directions of the Board. Such appointees may be removed and vacancies on such boards shall be filled on the same basis as provided in Sections 2.2 and 2.3.

     2.9 Remuneration. No director on the Board (other than the Independent Director) shall be entitled to any remuneration for serving in such capacity except for reimbursement of out-of-pocket expenses in connection with the performance of his duties as director and, if such director is otherwise an employee or consultant of ASAT, remuneration received in such capacity.

                                    ARTICLE 3

                            RESTRICTIONS ON TRANSFER

     3.1 General. No Shareholder will, directly or indirectly, Transfer any Shares or any interest therein (or solicit any offers for the Transfer thereof) unless such Transfer is in

                                      9

accordance with and permitted by Articles 3 and 4. Without limitation of the foregoing, QPL shall not directly or indirectly Transfer any equity or other ownership interests in or voting control of any Affiliate of QPL that has any direct or indirect legal or beneficial ownership of any Shares, other than to a wholly owned subsidiary of QPL. Notwithstanding anything to the contrary in
Section 3.1, QPL may pledge Shares to the Investors pursuant to the charge agreement described in Section 4.5 and as provided in Section 4.4.

     3.2 Legend on Share Certificates. (a) In addition to any other legend that may be required, each certificate for Shares owned by a Shareholder shall bear a legend in substantially the following form:

          "THIS SECURITY IS SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN A SHAREHOLDERS AGREEMENT DATED AS OF OCTOBER _, 2001, A COPY OF WHICH MAY BE OBTAINED UPON REQUEST FROM ASAT HOLDINGS LIMITED. NO SUCH TRANSFER SHALL BE EFFECTIVE UNLESS AND UNTIL THE TERMS AND CONDITIONS OF THE AFORESAID SHAREHOLDERS AGREEMENT HAVE BEEN COMPLIED WITH IN FULL."

     (b) If any Shares cease to be subject to any restrictions on Transfer set forth in this Agreement (including by way of Public Sale), ASAT shall, upon the written request of the holder thereof, issue to such holder a new certificate evidencing such shares without the legend required by Section 3.2(a) endorsed thereon.

     3.3 Permitted Transferees. Notwithstanding anything in this Agreement to the contrary, a Shareholder may Transfer any or all of its Shares to one or more of its Permitted Transferees without the consent of the Board or any other Shareholder (it being understood that such consent shall have deemed to have been given) and without compliance with Sections 4.1, 4.2 and 4.3 if (a) such Permitted Transferee shall have entered into a deed of adherence substantially in the form attached as Annex B and (b) the Transfer to such Permitted Transferee is not in violation of applicable securities laws. Notwithstanding any such Transfer, the transferring Shareholder and its Permitted Transferees shall be deemed to be a single Shareholder under this Agreement. Following any Transfer of its Shares to a Permitted Transferee (other than a Permitted Transferee referred to in clause (b)(ii) of the definition of "Permitted Transferee"), QPL shall remain jointly and severally liable with such Permitted Transferee. If any Permitted Transferee holding Shares Transferred to it by a Shareholder pursuant to Section 3.3 shall no longer qualify as a Permitted Transferee of such Shareholder, the Permitted Transferee shall return the Shares to such Shareholder or to another Permitted Transferee of such Shareholder in accordance with the Shareholder's instruction.

                                       10

                                    ARTICLE 4

                              RIGHT OF FIRST OFFER;
                                TAG ALONG RIGHTS;
                                DRAG ALONG RIGHTS

     4.1 Right of First Offer. (a) Any Shareholder (the "Section 4.1 Seller") that desires to sell any of its Shares (other than a Sale (x) to a Permitted Transferee as permitted by Section 3.3, (y) in a Public Sale, or (z) in connection with a Transfer by QPL pursuant to Transfer of Shares referred to in
Section 4.5) shall provide each non-selling Shareholder written notice of its desire to so Sell Shares (a "Right of First Offer Notice"). The Right of First Offer Notice shall set forth the number of Shares which the Section 4.1 Seller desires to Sell, the per share consideration to be received for the Shares and any other proposed material terms and conditions relating to such Sale. Notwithstanding the foregoing, no Lender shall have any rights under, but each of the Lenders nonetheless shall be bound by this Section 4.1, subject to
Section 4.4(b) and Section 4.4(c), provided that Section 4.1 shall not restrict any Transfer of Shares by way of Public Sale.

     (b) (i) The delivery of a Right of First Offer Notice shall constitute an offer, which, subject to Section 4.4(b) below, shall be irrevocable for 21 days (the "Right of First Offer Notice Period"), by the Section 4.1 Seller to Sell to each non-selling Shareholder (each an "Offeree" and collectively the "Offerees") the Shares subject to the Right of First Offer Notice, for the per share price set forth in the Right of First Offer Notice and on the terms and conditions set forth therein. Each Offeree shall have the right, but not the obligation, to accept the offer set forth in the Right of First Offer Notice to purchase all but not less than all of the Shares subject thereto by giving a written notice of purchase (a "Section 4.1 Purchase Notice") to the Section 4.1 Seller prior to the expiration of the Right of First Offer Notice Period. Subject to Section 4.1(b)(ii), delivery of a Section 4.1 Purchase Notice by an Offeree to the
Section 4.1 Seller shall constitute a contract between such Offeree and the
Section 4.1 Seller for the purchase and Sale of the Shares subject to the Right of First Offer Notice for the per share price set forth in the Right of First Offer Notice and on the terms and conditions set forth therein.

     (ii) In the event more than one Offeree shall deliver a Section 4.1 Purchase Notice to the Section 4.1 Seller prior to the expiration of the Right of First Offer Notice Period, each such Section 4.1 Purchase Notice shall constitute a separate contract between the Section 4.1 Seller and such Offeree delivering a Section 4.1 Purchase Notice for the purchase and Sale of Shares subject to the Right of First Offer Notice, at the per share price set forth therein. The number of Shares subject to each such separate contract shall be determined on a pro rata basis based upon the number of Shares owned by each Offeree delivering a Section 4.1 Purchase Notice, or on such other basis as such Offerees may agree. The aggregate number of Shares, and the aggregate purchase price thereof, subject to all such contracts shall at all times equal the number of Shares set forth in the Right of First Offer Notice and the purchase price per share set forth therein multiplied by the number of Shares set forth therein, respectively.

     (c) The closing of any purchase and Sale of Shares between the Section 4.1 Seller and any Offeree pursuant to this Section 4.1 shall take place on the date designated by such Offeree within 30 days from the termination of the Right of First Offer Notice Period;

                                       11

provided that if such purchase and Sale of such Shares is subject to any prior approval or other consent required by applicable law, regulation or stock exchange rule, the time period during which the closing of such purchase and Sale may occur shall be extended (but not to exceed 120 days in the aggregate) until the expiration of ten Business Days after all such approvals and consents shall have been received. The parties shall use reasonable efforts to obtain all such approvals and consents.

     (d) If no Offerees deliver a Section 4.1 Purchase Notice in accordance with
Section 4.1(b) prior to the termination of the Right of First Offer Notice Period, there shall commence a 90 day period during which the Section 4.1 Seller shall have the right, subject to Section 4.2 (Tag Along Rights) and Section 4.3 (Drag Along Rights), to enter into an agreement to Sell all the Shares subject to the Right of First Offer Notice to a Third Party for a per share price equal to at least the per share price set forth in the Right of First Offer Notice and otherwise on terms and conditions not more favorable in the aggregate to the purchaser than those set forth in the Right of First Offer Notice.

     (e) Any proposed Sale to a Third Party pursuant to this Section 4.1: (i) shall be in compliance with all applicable laws, regulations and stock exchange rules, including, without limitation, all securities laws, and (ii) shall be consummated within 30 days from the termination of the Tag Along Notice Period as defined in Section 4.2(b); provided that if the Sale of such Shares is subject to any prior regulatory approval or consent, the time period during which such Sale may be consummated may be extended (but not to exceed 120 days in the aggregate from the date of execution of such agreement) until the expiration of ten Business Days after all such approvals and consents shall have been received. If the Section 4.1 Seller does not consummate the Sale of the Shares subject to the Right of First Offer Notice in accordance with the above time limitations, it may not thereafter Sell such Shares except in compliance in full with all the provisions of this Section 4.1.

     (f) Promptly after consummation of any Sale to a Third Party pursuant to
Section 4.1(e), the Section 4.1 Seller shall notify each non-selling Shareholder of the consummation thereof and shall furnish such evidence of the completion of such Sale and of the terms thereof as such Shareholder may reasonably request, including, without limitation, evidence that the per share price paid by such Third Party was equal to at least the per share price set forth in the Right of First Offer Notice and otherwise on terms and conditions not more favorable in the aggregate to such Third Party than those set forth in the Right of First Offer Notice.

     (g) All proposed Sales of Shares to a Third Party under Section 4.1(d) shall also be subject to Sections 4.2 and 4.3. For avoidance of doubt, the operation of Sections 4.2 and 4.3 do not require the selling Shareholder to deliver a second Right of First Offer Notice under Section 4.1.

     (h) Notwithstanding anything contained in this Section 4.1, there shall be no liability on the part of the Section 4.1 Seller to any non-Selling Shareholder if the Sale of Shares to a Third Party pursuant to this Section 4.1 is not consummated for whatever reason. Any decision as to whether to Sell Shares shall be at the sole and absolute discretion of the Section 4.1 Seller.

                                       12

     (i) QPL acknowledges and agrees that (1) if a Right of First Offer Notice states that Permitted Transferees of the Shareholder issuing such notice have priority to purchase all (but not less than all) Shares included in such offer, then such Permitted Transferees have the right to accept such offer to the exclusion of QPL (due to their status as Permitted Transferees); and (2) if CAIP or AOF gives a Right of First Offer Notice that states its intention to cause a Sale of all their Shares and all the Shares then owned by Co-Investors to a Third Party if other Shareholders (including QPL) fail to purchase CAIP's and AOF's Shares specified in such Right of First Offer Notice, then CAIP and AOF may cause the Sale of the Co-Investors' Shares during the 90 day period referred to in Section 4.1(d) at the same price per Share and on the same terms specified in such Right of First Offer Notice with respect to CAIP's and AOF's Shares without the Co-Investors' Shares being reoffered to QPL under this Section 4.1.

     4.2 Tag Along Rights. (a) Any Shareholder (the "Section 4.2 Seller") that proposes to Sell any of its Shares to a Third Party (other than a Sale (w) to a Permitted Transferee as permitted by Section 3.3, (x) in a Public Sale, or (y) by QPL to any Lender pursuant to a Charge Transfer or to any such Lender's Transferee at the instruction of such Lender pursuant to its Lender Share Charge or by any Lender in a direct sale to any Lender Transferee, or (z) pursuant to a Transfer of Shares referred to in Section 4.5) and that complied with Section
4.1 (a "Section 4.2 Sale") shall provide written notice of such proposed Section
4.2 Sale to the non-selling Shareholders ("Tag Along Notice") and a copy of the agreement pursuant to which the Section 4.2 Seller proposes to Sell such Shares (the "Section 4.2 Agreement"). The Tag Along Notice shall identify the number of Shares subject to the Section 4.2 Sale, the per share consideration for which the Section 4.2 Sale is proposed to be made (the "Section 4.2 Sale Price") and all other material terms and conditions of the proposed Section 4.2 Sale. Notwithstanding the foregoing, no Lender shall have any rights under this
Section 4.2, nor shall it be bound by this Section 4.2.

     (b) Each non-selling Shareholder shall have the right and option, exercisable as set forth below, to participate in the Section 4.2 Sale for up to the number of Shares (the "Participating Shares") as constitute its Tag Along Pro Rata Portion of the number of Shares subject to the Section 4.2 Sale, and the number of Shares which the Section 4.2 Seller is entitled to Sell in the
Section 4.2 Sale shall be reduced to the extent of the participation of the non-selling Shareholders pursuant to this Section 4.2. "Tag Along Pro Rata Portion" means, with respect to each non-selling Shareholder, at the time of the
Section 4.2 Sale, its Percentage Ownership. Each non-selling Shareholder that desires to exercise such option shall provide the Section 4.2 Sellers with written irrevocable notice within seven Business Days after the date the Tag Along Notice is given (the "Tag Along Notice Period") and shall simultaneously provide a copy of such notice to ASAT and the other non-selling Shareholders. Such notice shall include the number of Participating Shares that such non-selling Shareholder wishes to Sell in the Section 4.2 Sale. Until the termination of the Tag Along Notice Period, the Section 4.2 Seller shall not Sell any of the Shares subject to the Section 4.2 Sale.

     (c) The per share consideration to be paid to the Section 4.2 Seller and each non-selling Shareholder participating in the Section 4.2 Sale shall be the
Section 4.2 Sale Price. Each of the non-selling Shareholders electing to participate in the Section 4.2 Sale (i) shall be responsible for delivering to the Third Party the certificate or certificates representing all Shares

                                       13

that such non-selling Shareholder is Selling and collecting directly from the Third party the consideration to be paid in connection with the Sale of such Shares and (ii) shall cooperate in good faith to effect the Sale to such Third Party hereunder.

     (d) If at the termination of the Tag Along Notice Period any non-selling Shareholder shall not have elected to participate in the Section 4.2 Sale, such non-selling Shareholder will be deemed to have waived any of and all of its rights under this Section 4.2 with respect to the Sale of its Shares pursuant to such Section 4.2 Sale. If any non-selling Shareholder (i) has not elected to Sell any of the Participating Shares it is entitled to Sell in the Section 4.2 Sale, (ii) has elected to Sell some but not all of the Participating Shares it is entitled to Sell in the Section 4.2 Sale, or (iii) has elected Sell any or all of the Participating Shares it is entitled to Sell in the Section 4.2 Sale but subsequently fails to deliver to the Third Party the certificate or certificates representing any of the Participating Shares that it has elected to Sell, then the Section 4.2 Seller and the non-selling Shareholders which have elected to participate in the Section 4.2 Sale (excluding any non-selling Shareholder referred to in clauses (ii) and (iii) above) shall be entitled to Sell additional Shares in an amount not exceeding the sum of (x) the number of Shares that the non-selling Shareholder referred to in clause (i) above was entitled to Sell, plus (y) the number of Shares that the non-selling Shareholder referred to in clause (ii) above has elected not to Sell, plus (z) the number of Shares that the non-selling shareholder referred to in clause (iii) above elected to Sell but as to which it subsequently failed to deliver certificates ("Additional Shares"). The number of Additional Shares that each of the Section
4.2 Seller and such non-selling Shareholders (excluding any non-selling Shareholder referred to in clauses (ii) and (iii) above) is entitled to Sell in the Section 4.2 Sale shall be determined on a pro rata basis, based upon (1) as to the Section 4.2 Seller, the number of Shares it would be entitled to Sell if all non-Selling Shareholders elected to participate fully in the Section 4.2 Sale and (2) as to such non-Selling Shareholders, the number of Shares that each has elected to Sell in the Section 4.2 Sale.

     (e) The Section 4.2 Seller shall provide to each non-selling Shareholder a copy of any amendment or modification of the Section 4.2 Agreement in connection with the Section 4.2 Sale. Notwithstanding anything in this Section 4.2 to the contrary, any material modification or amendment to the Section 4.2 Agreement after execution thereof by an accepting non-selling Shareholder including, without limitation, any decrease in the Section 4.2 Sale Price, any change in the form of consideration or any amendment which could increase the potential liability of the accepting non-selling Shareholder, shall not be binding upon the non-selling Shareholder unless the accepting non-selling Shareholder consents to such amendment or modification, or fails to reject such modification or amendment within five Business Days after written receipt of notice thereof (and any rejection shall be deemed to be a revocation of such non-selling Shareholder's right to participate in such Section 4.2 Sale).

     (f) Notwithstanding anything contained in this Section 4.2, there shall be no liability on the part of the Section 4.2 Seller to any non-selling Shareholder if the Sale of Shares pursuant to this Section 4.2 is consummated for whatever reason. Any decision as to whether to Sell Shares shall be at the
Section 4.2 Seller's sole and absolute discretion.

     4.3 Drag Along Rights; Mandatory Right of First Refusal. (a) If any of AOF, CAIP or QPL (the "Section 4.3 Seller") (1) proposes to Sell all but not less than all its Shares to

                                       14

a Third Party (other than a Sale (w) to a Permitted Transferee as permitted by Section 3.3, (x) in a public Sale, or (y) in connection with a Transfer by QPL pursuant to a Charge Transfer referred to in Section 4.4 or pursuant to a Transfer of Shares referred to in Section 4.5) for a per share price of at least the Required Drag Along Sale Price (a "Section 4.3 Sale"), (ii) has complied with Section 4.1 (Right of First Offer), and (iii) desires to require the non-selling Shareholders to participate in such Sale in respect of all of their respective Shares, then the Section 4.3 Seller must first grant the non-selling Shareholders a right of first refusal to purchase the Shares subject to the
Section 4.3 Sale, as described in Section 4.3(b), before it will be entitled to proceed with the Section 4.3 Sale. For the avoidance of doubt, no Lender nor any Lender Transferee shall have any rights under this Section 4.3, but each Lender and each Lender Transferee nonetheless shall be bound by this Section 4.3, subject to Section 4.3(1), Section 4.3(m) and Section 4.3(n), provided that this
Section 4.3 shall not restrict any Transfer of Shares made by way of a Public Sale.

     (b) The Section 4.3 Seller shall provide ASAT and the non-selling Shareholders written notice of such Section 4.3 Sale (a "Right of First Refusal Notice") and a copy of the agreement pursuant to which the Section 4.3 Seller proposes to Sell such Shares (the "Section 4.3 Agreement"). The Right of First Refusal Notice shall identify the purchaser, the number of Shares subject to the
Section 4.3 Sale, the per share price for Shares for which the Section 4.3 Sale is proposed to be made (the "Section 4.3 Sale Price") and all other material terms and conditions of the Section 4.3 Sale.

     (c) The delivery of a Right of First Refusal Notice shall constitute an offer, irrevocable for seven Business Days (the "Right of First Refusal Notice Period"), by the Section 4.3 Seller to Sell to each non-selling Shareholder (each an "Offeree" and collectively the "Offerees") the Shares subject to the
Section 4.3 Sale, for a per shale price equal to the Section 4.3 Sale Price and on the terms and conditions as set forth in the Right of First Refusal Notice. Each Offeree shall have the right, but not the obligation, to accept the offer set forth in the Right of First Refusal Notice to purchase all but not less than all of the Shares subject thereto by giving a written notice of purchase (a "Section 4.3 Purchase Notice") to the Section 4.3 Seller prior to the termination of the Right of First Refusal Period. Subject to Section 4.3(d), delivery of a Section 4.3 Purchase Notice by an Offeree to the Section 4.3 Seller shall constitute a contract between such Offeree and the Section 4.3 Seller for the purchase and Sale of the Shares subject to the Right of First Refusal Notice for a per share price equal to the Section 4.3 Sale Price and on the other terms and conditions set forth in the Right of First Refusal Notice.

     (d) In the event more than one Offeree shall deliver a Section 4.3 Purchase Notice to the Section 4.3 Seller prior to the termination of the Right of First Refusal Notice Period, each such Section 4.3 Purchase Notice shall constitute a separate contract between the Section 4.3 Seller and such Offeree delivering a
Section 4.3 Purchase Notice for the purchase and Sale of Shares subject to the Right of First Refusal Notice, at the per share Section 4.3 Sale Price. The number of Shares subject to each such separate contract shall be determined on a pro rata basis, based upon the number of Shares owned by each Offeree delivering a Section 4.3 Purchase Notice, or on such other basis as such Offerees may agree. The aggregate number of Shares, and the aggregate price thereof, subject to all such contracts shall at all times equal, the number of Shares set forth in the Right of First Refusal Notice and the per share Section 4.3 Sale Price multiplied by the number of Shares set forth therein, respectively.

                                      15

     (e) The closing of any purchase and Sale of Shares between the Section 4.3 Seller and any Offeree delivering a Section 4.3 Purchase Notice pursuant to
Section 4.3(c) shall take place on the date designated by such non-selling Shareholder within 30 days from the termination of the Right of First Refusal Notice Period; provided that if such purchase and Sale of such Shares is subject to any prior approval or other consent required by applicable law, regulation or stock exchange rule, the time period during which the closing of such purchase and Sale may occur shall be extended (but not to exceed 120 days in the aggregate) until the expiration of ten Business Days after all such approvals and consents shall have been received. The parties shall use reasonable efforts to obtain all such approvals and consents.

     (f) If no Offerees deliver a Purchase Notice in accordance with Section 4.3(c) prior to the termination of the Right of First Refusal Notice Period, the
Section 4.3 Seller may, at its option, require the non-selling Shareholders to participate in the Section 4.3 Sale, subject to applicable law. If the Section
4.3 Seller chooses to do so, then it shall deliver to ASAT and the non-selling Shareholders written notice of its decision to compel the non-selling Shareholders to Sell all their respective Shares in the Section 4.3 Sale (a "Drag Along Notice") at the same price per share and on the same terms specified in the Right of First Refusal Notice. Subject to Section 4.3(b), the non-selling Shareholders shall be required to participate in the Section 4.3 Sale on the terms and conditions set forth in the Drag Along Notice and to tender all but not less than all of their respective Shares, as set forth below. Each of the non-selling Shareholders required to participate in the Section 4.3 Sale (i) shall deliver to the Third Party the certificate or certificates representing all Shares that such non-selling Shareholder is Selling in the Section 4.3 Sale on or before the closing of the Section 4.3 Sale pursuant to Section 4.3(h);
(ii) shall collect directly from the Third Party the consideration to be paid for the Shares it is Selling in the Section 4.3 Sale; and (iii) shall cooperate in good faith to effect the Sale to such Third Party hereunder.

     (g) Notwithstanding Section 4.3(f) to the contrary, if the Section 4.3 Agreement would impose potential liability on the non-selling Shareholders in excess of the purchase price to be received by the non-selling Shareholders for the Shares to be sold by them (excluding any stamp duty for the seller's account), the non-selling Shareholders shall have the option, exercisable during the Drag Along Notice Period, and in lieu of participating in the Section 4.3 Sale, to Sell their respective Shares (the "Put Shares") to the Section 4.3 Seller at a per share price equal to 95% of the Required Drag Along Sale Price. If the non-selling Shareholders shall exercise such option, they each shall be thereafter obligated to Sell, and the Section 4.3 Seller shall be obligated to purchase, the Put Shares only upon and simultaneously with the consummation of the Section 4.3 Sale. In any such Sale to the Section 4.3 Seller, the non-selling Shareholders shall not be obligated to make any representation or warranty to the Section 4.3 Seller other than a warranty with respect to the title to the Put Shares and customary representations and warranties regarding the valid and binding nature of the agreements of the non-selling Shareholders in connection with such Sale, the possession of full authority by the non-selling Shareholders to enter into such agreements and the absence of any requirements for consents to or approvals by other parties for such Sale.

     (h) Any proposed Sale to a Third Party pursuant to this Section 4.3 shall be in compliance with all applicable laws, regulations and stock exchange rules, including, without

                                       16

limitation, all securities laws and such proposed Sale shall be consummated within 30 days from the delivery of the Drag Along Notice; provided that if the Sale of such Shares is subject to any prior regulatory approval or consent, the time period during which such Sale may be consummated may be extended (but not to exceed 120 days in the aggregate from the date of execution of such agreement) until the expiration of ten Business Days after all such approvals and consents shall have been received. Shareholders shall use all reasonable endeavours to obtain such consents and approvals as may be required in order for them to comply with the provisions of this Section 4.3.

     (i) Promptly after the consummation of the Sale of Shares of the Section
4.3 Seller and the non-selling Shareholders pursuant to Section 4.3(f) or (g), the Section 4.3 Seller shall (i) give notice thereof to ASAT and (ii) furnish such other evidence of the completion and time of completion of such Sale and the terms thereof as may be reasonably requested by ASAT.

     (j) Notwithstanding anything contained in this Section 4.3, there shall be no liability on the part of the Section 4.3 Seller to any of the non-selling Shareholders if the Sale of Shares to a Third Party pursuant to this Section 4.3 is not consummated for whatever reason. Any decision as to whether to Sell Shares shall be at the sole and absolute discretion of the Section 4.3 Seller.

     (k) Save as otherwise provided in this Section 4.3(k), if at any time QPL owns less than 50% of the outstanding Shares (including as a result of a Transfer pursuant to Section 4.4 or otherwise), this Section 4.3 shall be deemed permanently amended to delete QPL from the definition of "Section 4.3 Seller" and to eliminate any right of QPL to exercise any rights under Section 4.3. If at any time the Investors collectively own less than 50% of the outstanding Shares (including as a result of a Transfer pursuant to Section 4.4 or otherwise), this Section 4.3 shall be deemed permanently amended to delete AOF and CAIP from the definition of "Section 4.3 Seller" and to eliminate any right of AOF and CAIP to exercise any rights under Section 4.3. Following an Initial Public Offering by ASAT, Public Sale by QPL or the Investors (as applicable), issue of Shares upon exercise of the Warrants or issue of Shares to employees of any ASAT Company pursuant to an exercise of stock options granted to such employee, this Section 4.3(k) shall remain in effect and the 50% threshold referred to above shall be reduced to reflect the dilutive effect or reduction of the numbers of Shares held by QPL or the Investors as a result of such event.

     (1) Notwithstanding any provision in any Lender Share Charge, any Lender Facility or any other agreement between QPL and any Lender (including their Affiliates), if CAIP or AOF is the Section 4.3 Seller and a Charge Transfer or QPL Bankruptcy Event shall have occurred or is in the process of occurring, CAIP and AOF may exercise their drag along tights under this Section 4.3 in respect of any Shares subject to any Lender Share Charge under which such Charge Transfer has occurred or is in the process of occurring, or held by such Lender or any Lender Transferee and, in the case of a QPL Bankruptcy Event, any Shares held by QPL whether or not the Required Drag Along Sale Price condition of
Section 4.3(a) is satisfied, provided that the Required Drag Along Sale Price is not less than the lower of (x) the Required Drag Along Sale Price and (y) Fair Market Value per Share on the last NASDAQ National Market System trading day immediately preceding the beginning of the Right of First Refusal Notice Period.

                                       17

     (m) If upon the enforcement of its rights under its Leader Share Charge, any Leader desires to effect a Charge Transfer, either directly or through QPL, by way of a Public Sale, it may do so notwithstanding the restrictions of
Section 4.3(n), provided that the exclusions of this Section 4.3(m) apply only to such Lender and any nominee which is to be the holder of such Shares on such Lender's behalf and shall not apply to any such Lender Transferee, except for a Lender Transferee that acquires the Shares by way of a Public Sale.

     (n) If any Shareholder delivers a Right of First Offer Notice pursuant to
Section 4.1 and clause (ii) of Section 4.3(a), stating that it intends to exercise its drag along rights pursuant to this Section 4.3, no Shareholder may Transfer any Shares during the related Right of First Offer Notice Period or the immediately following Right of First Refusal Notice Period, provided that each Lender may enforce its rights during these periods pursuant to its Lender Share Charge to cause QPL to effect a Transfer to such Lender or any nominee thereof which is to be the bolder of such Shares on such Lender's behalf.

     4.4 Lender Share Charge.

     (a) QPL shall be entitled to charge (but not by way of legal mortgage) (x) to the Investors all Shares subject to the Investors' charge referred to in
Section 4.5, (y) to CITIC all Shares subject to the CITIC Share Charge, and (z) to Hang Seng all Shares subject to the Hang Seng Share Charge.

     (b) Before CITIC may enforce its rights under the CITIC Share Charge to cause a Transfer of Shares from QPL to it or to any other person (a "CITIC Charge Transfer") other than by way of a Public Sale, it shall first comply with all of the provisions for Transfers of Shares in Section 4.1 and give each Shareholder (other than QPL) a Right of First Offer Notice offering to Sell the Shares subject to the CITIC Share Charge (the "Charge Transfer Shares") to them at a price no more than the Fair Market Value on the last NASDAQ National Market System trading day immediately preceding the beginning of the Right of First Offer Notice Period, provided that the Right of First Offer Notice Period shall be 30 days and shall be extended if and for so long as any action by a court, liquidator, administrator, judicial manager or any equivalent in any relevant jurisdiction prevents the Offerees from accepting the Right of First Offer. If no such Shareholders deliver a Section 4.1 Purchase Notice in accordance with
Section 4.1(b) prior to the termination of the Right of First Offer Notice Period, such Lender may thereafter Sell the Charge Transfer Shares to any other person for the period provided in Section 4.1(d) (subject to extension as provided in the prior sentence). If such Sale is not completed within such period, any further Sale by such Lender shall again be subject to Article 4.1.

     (c) Before Hang Seng may enforce its rights under the Hang Seng Share Charge to cause a Transfer to a Third Party other than by way of a Public Sale (a "Hang Seng Charge Transfer", a CITIC Charge Transfer and a Hang Seng Charge Transfer collectively, a "Charge Transfer"), Hang Seng shall first comply with all of the provisions for Transfers of Shares in Section 4.1 and give each Shareholder (other than QPL) a Right of First Offer Notice offering to Sell the Shares subject to the Hang Seng Share Charge to them at a price no more than the Fair Market Value on the last NASDAQ National Market System trading day immediately preceding the beginning of the Right of First Offer Notice Period, provided that the Right of First Offer

                                       18

Notice Period shall be 30 days and shall be extended if and for so long as any action by a court, liquidator, administrator, judicial manager or any equivalent in any relevant jurisdiction prevents the Offerees from accepting the Right of First Offer. If no such Shareholders deliver a Section 4.1 Purchase Notice in accordance with Section 4.1(b) prior to the termination of the Right of First Offer Notice Period, such Lender may thereafter Sell the Charge Transfer Shares to any other person for the period provided in Section 4.1(d) (subject to extension as provided in the prior sentence). If such Sale is not completed within such period, any further Sale by such Lender shall again be subject to
Article 4.1.

     (d) If Hang Seng intends to exercise its right of foreclosure with respect to the Hang Seng Shares, Hang Seng shall give each of the Investors and QPL notice of any intention to obtain a foreclosure order of a competent court to extinguish the indebtedness under the Hang Seng Facility and to cause a Transfer of the Hang Seng Shares to itself or its nominee. Hang Seng has granted each of the Investors and QPL severally between them the right to purchase all or part of the Hang Seng Shares for the Option Price (as defined below), such right of purchase to be exercisable during the Option Period (as defined below). Each of the Investors and QPL may exercise its right of purchase by delivery to Hang Seng of a written purchase notice during the Option Period. If purchase notices in respect of more than the total number of Hang Seng Shares are received, the number of Hang Seng Shares to be sold to each purchasing party shall be determined on a pro rata basis based upon the number of Shares owned by each such purchasing party. All Transfers of Hang Seng Shares pursuant to exercises of the call option shall be completed, and payment for such transferred Hang Seng Shares shall be made, within 10 Business Days of the end of the Option Period. For the purpose of this paragraph (v), the "Option Period" shall mean the period of 15 Business Days from the date of service of the notice to foreclose, and "Option Price" shall mean a cash amount per share equivalent to the total amount outstanding under the Finance Documents (as defined in the Hang Seng Facility) at the date of the completion of the Transfer pursuant to this
Section 4.4 (d), divided by the number of Hang Seng Shares. Each of the Investors and QPL hereby waives its rights pursuant to this Article 4 in respect of any Transfer of Hang Seng Shares pursuant to an exercise of the call option under this Section 4.4(d).

     (e) Except for a Charge Transfer made by way of Public Sale, each Lender shall cause the first Transferee or Transferees of such Lender, as the case may be, thereof to agree in writing in form and substance satisfactory to AOF to be bound by Article 3 and Article 4 as a condition of any Charge Transfer. Upon the occurrence of a Charge Transfer, no Lender nor any Lender Transferee shall succeed to QPL's rights under this Agreement except as expressly stated in Sections 4.1 and 4.2 for a Lender Transferee. Each Lender and each Lender Transferee, however, shall be subject to all obligations of the Shareholders under Articles 3 and 4, except as expressly excluded elsewhere in this Article 4 where the Transfer is made by way of a Public Sale.

     4.5 Investors Charge. Nothing in this Article 4 shall preclude a Transfer of Shares to the chargee or the Investors under the deed of first charge dated October 29, 1999 over the Shares pledged by QPL to secure its obligations to the Investors under the Subscription Agreement ( the "Investors Share Charge").

     4.6 Improper Transfer. Any attempt to Transfer any Shares not in compliance


                                       19

with this Agreement shall be null and void and neither ASAT nor any transfer agent shall give any effect in ASAT's stock records to such attempted Transfer.

     4.7 Cooperation upon Transfer. The parties hereto agree to cooperate in good faith in negotiating any adjustments to this Agreement that may be necessary as a result of any Transfer of Shares by a Shareholder in accordance with this Agreement.

                                    ARTICLE 5

                        CONFIDENTIALITY; NON-COMPETITION

     5.1 Confidentiality. (a) Each Shareholder hereby agrees that Confidential Information (as defined below) has been and will be made available to it in connection with such Shareholder's investment in ASAT. Each Shareholder agrees that it will not use the Confidential Information in any way to the competitive disadvantage of any ASAT Company. Each Shareholder further acknowledges and agrees that it will not disclose any Confidential Information to any Person; provided that Confidential Information may be disclosed (i) to such Shareholder's directors, officers, employees, agents, Affiliates, partners, fund investors and co-investors, counsel, legal and financial advisers, accountants, consultants and controlling persons (all such persons being collectively referred to as "Representatives") in the normal course of the performance of their duties provided that such Representatives agree to abide by the terms of this Section 5.1, (ii) to the extent required by applicable law, rule, regulation, legal process or regulatory authority (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar process to which such Shareholder is subject) or the rules of any securities exchange on which ASAT is listed, provided that such Shareholder has not taken action that caused or could have reasonably been foreseen to cause such legal obligation for disclosure and such action (other than entering into any Transaction Agreement) could have reasonably been avoided, (iii) to any Person to whom such Shareholder in good faith is contemplating a Transfer of its Shares, provided that such Transfer would not be in violation of the provisions of this Agreement and as long as such Person is advised of the confidential nature of such information and agrees to be bound by a confidentiality agreement on substantially the same basis as this Section 5.1, (iv) by the Investors or any of their Representatives to Persons providing possible sources of financing for the transactions contemplated by the Transaction Agreements, and (v) if the prior written consent of the Board shall have been obtained. Nothing contained herein shall prevent the use of Confidential Information in connection with the assertion, or defense of any claim by or against the ASAT Companies or any Shareholder. The parties hereto acknowledge that this Section 5.1 supersedes all prior agreements entered in among any of the parties hereto with respect to the Confidentiality of the matters specified in this Section 5.1.

     (b) "Confidential Information" means any information concerning (i) any ASAT Company, its financial condition, business, operations or prospects in the possession of or to be furnished to any Shareholder in its capacity as a shareholder of ASAT or by virtue of its present or former position as, or right to designate, a director of ASAT, (ii) the Transaction Agreements, the transactions contemplated thereby, the terms and conditions thereof or any

                                       20

discussions, correspondence or other communications among the parties to the Transaction Agreements or their respective Representatives relating to the Transaction Agreements or any of the transactions contemplated thereunder and
(iii) documents and information concerning QPL, any of its Affiliates or any ASAT Company furnished to any of the Investors in connection with the due diligence review conducted by the Investors in evaluating QPL, its Affiliates, the ASAT Companies and the transactions contemplated by the Transaction Agreements; provided that the term "Confidential Information" does not include information which (x) was or becomes generally available publicly (other than as a result of a disclosure by a Shareholder or its Representatives in violation of any confidentiality provision contained in this Agreement, Transaction Agreements or any confidentiality agreement executed in accordance with the Transaction Agreements), (y) is disclosed publicly by ASAT (including by way of public filings with the United States Securities and Exchange Commission or Nasdaq and any informational meetings between ASAT and analysts and investors which ASAT treats as non-confidential), or (z) becomes available to a Shareholder on a non-confidential basis from a source other than ASAT, any regulatory entity, or another Shareholder or its Representatives, provided that such source is not, to the best of such Shareholder's knowledge, bound by a confidentiality agreement with ASAT or another Person.

     5.2 Non-Competition by QPL. (a) Save as otherwise provided in this Section 5.2(a), for so long as the QPL Group collectively beneficially owns, directly or indirectly, at least 20% of the outstanding Shares, the restrictions set forth in this Section 5.2 shall apply. Once the QPL Group's collective ownership of Shares falls below this 20% amount, the obligations of the QPL Group under this Section shall remain in effect for one year thereafter. Following an Initial Public Offering by ASAT, Public Sale by QPL, issue of Shares upon exercise of the Warrants or issue of Shares to employees of any ASAT Company pursuant to an exercise of stock options granted to such employee, this Section 5.2 shall remain in effect and the 20% threshold referred to above shall be reduced to reflect the dilutive effect or reduction of the numbers of Shares held by QPL as a result of such event.

     (b) The QPL Group shall not engage in the Businesses. The QPL Group shall direct all future business opportunities in the Businesses that may come to its attention to the ASAT Companies.

     (c) The QPL Group shall not make, directly or indirectly through any Affiliate, any direct or indirect Investment in, extend any lending to, or provide any technical assistance (other than packaging technology assistance) to, any Competitor without the prior written consent of the Investors, provided that this Section 5.2(c) shall not prohibit the QPL Group from making any Investment in a Competitor if (i) such Investment is in a security of such Competitor that is listed on an international securities exchange and (ii) taking into account such Investment, the QPL Group would not itself or with any other group, directly or indirectly, own more than 5% of the outstanding voting securities of such Competitor.

     (d) The parties hereto agree that ASAT France will be excluded from these restrictions, subject to compliance with the provisions of the ASAT France Agreement entered into among, inter alia, ASAT Cayman and QPL on the Closing Date.

                                       21

     5.3 Non-Competition by Investors. (a) If and for as long as an Investor shall make an Investment in an entity that is a Competitor of any ASAT Company,
(i) each director of ASAT's Board appointed by such Investor, and any alternate director and observer designated by such Investor, shall recuse himself from any and all business matters addressed by the Board or any committee thereof relating to such Competitor, and (ii) each director of ASAT's Board appointed by such Investor shall be prohibited from serving as a director on the board of such Competitor.

     (b) In the event any of the ASAT Companies intends to acquire an interest in any Competitor (a "Target"), and any Investor has an interest in such Target, then each director of ASAT's Board representing such Investor, and any alternate director and observer designated by such Investor, shall recuse himself from any and all business matters addressed by the Board or any committee thereof relating to the acquisition of such Target.

     5.4 Definitions. For purposes of Sections 5.2 and 5.3:

     (a) "Businesses" means the design, assembly and testing of integrated circuit packages and the marketing and sales thereof.

     (b) "Competitor" means any entity engaged in any of the Businesses that sells into markets in which any ASAT Company, ASAT France or ASAT Switzerland sells (either directly, through an ASAT Company or through Semiconductor Consultants B.V.).

     (c) "Investment" in any entity means any investment in share capital of such entity (including common or preferred shares) or the equivalent, including without limitation any instrument, security, option, note or agreement exercisable for, convertible into or providing for the issue, exchange or transfer of shares or similar interests in the share capital of such entity.

     (d) "QPL Group" means QPL and its Affiliates (other than the ASAT
Companies).

                                    ARTICLE 6

                         QPL BANKRUPTCY; INDEMNIFICATION

     6.1 QPL Bankruptcy Event. (a) Notwithstanding anything in this Agreement or any other Transaction Agreement to the contrary, if a QPL Bankruptcy Event shall have occurred, then (i) AOF may require all the directors appointed or nominated by QPL (including the Independent Director) pursuant to Section 2.1 to resign and such vacancies shall be filled in accordance with Section 2.3(b), and (ii) QPL shall have no rights (but shall have the obligations) under Article 2 and
Article 4. Upon any Sale of Shares (other than a Public Sale) owned by QPL by a court, liquidator, court appointed administrator, trustee in bankruptcy or other person administering QPL following a QPL Bankruptcy Event to a Third Party that is not a Financial Creditor of QPL or any ASAT Company, such Third Party (x) shall be entitled to appoint under Section 2.l (a) the number of directors specified in Section 2.1(b) based upon its shareholding in ASAT as if its name was substituted for QPL (the maximum number of directors such Third

                                       22

Party shall be entitled to appoint hereunder shall be two), and (y) shall have the other rights of a Shareholder under Articles 2 and 4 (except Section 4.3), provided that in each such case such Third Party shall have executed a deed of adherence agreeing to be bound by the terms and conditions of this Agreement as a shareholder and as if such Third Party's name were substituted for QPL herein.

     (b) "QPL Bankruptcy Event" shall mean in relation to QPL or any Affiliate of QPL that directly or indirectly owns Shares, the insolvency, liquidation, amalgamation, reconstruction, reorganization, administration, administrative or other receivership, or dissolution of that person, and any step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing other than a members' voluntary liquidation or voluntary scheme of arrangement solely for the purpose of a bona fide scheme of solvent amalgamation or reconstruction.

     6.2 Indemnification. Each Shareholder hereby indemnifies the other Shareholders and their respective Affiliates ("Indenmitees") against and agrees to hold them harmless from and against any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding, as incurred) incurred or suffered by any Indemnitee arising out of any breach of any covenant or agreement made or to be performed by such Shareholder pursuant to this Agreement.

                                    ARTICLE 7

                                  MISCELLANEOUS

     7.1 Ong Lawsuit. The parties hereto acknowledge that ASAT HK and QPL are currently involved in a lawsuit initiated by a former employee of ASAT HK, Mr. Ong Ee Chang. Mr. Ong has claimed that QPL and ASAT HK promised but failed to allot to him shares of ASAT HK. QPL hereby agrees to use all reasonable endeavors (i) to defend vigorously the claim if QPL is advised such a defense will (on a balance of probabilities) win, or, if not, resolve this lawsuit out of court and (ii) if any compensation is to be paid to Mr. Ong in connection with such resolution, to structure such payment as a cash only payment by QPL not involving an issuance of shares of any of the ASAT Companies. QPL shall cooperate and consult in good faith with the other Shareholders and shall not agree to any settlement or other arrangement in respect of such claim that in any respect creates any liability or obligation for the account of any ASAT Company or other Shareholders without the other Shareholders' consent. If for any reason any equity interests are required to be transferred or issued to Mr. Ong in connection with this dispute (which QPL undertakes vigorously to defend if QPL is advised such a defense will (on a balance of probabilities) win), then QPL shall transfer to Mr. Ong the number of Shares required to satisfy the dispute (such Shares shall be Shares owned by QPL at such time or Shares obtained by QPL in the open market) and shall take all actions necessary to ensure that ASAT does not have to issue any Shares in connection with this dispute. In agreeing to the matters set forth in this Section 7.1, the parties hereto are in no way admitting any liability on the part of QPL, any ASAT Company or any of their Affiliates. Reference to "QPL" in this Section 7.1 shall refer solely to QPL International Holdings Limited, and not TIIC or QPL US.

                                       23

     7.2 Entire Agreement. This Agreement and the other Transaction Agreements constitute the entire agreement among the parties hereto and thereto and supersede all prior agreements and understandings, both oral and written, among all of the parties hereto and thereto with respect to the subject matter hereof and thereof. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto.

     7.3 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns (except as to Article 2 which shall not be binding upon ASAT and for which purposes ASAT is not a party to this Agreement). Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     7.4 Assignment. No party hereto may assign, delegate or otherwise Transfer any of its rights or obligations under this Agreement, except that any Person acquiring Shares who is required by the terms of this Agreement to become a party hereto shall execute and deliver to ASAT a deed of adherence in the form of Annex B to be bound by this Agreement and shall thenceforth be a "Shareholder", and any Shareholder who ceases to beneficially own any Shares shall cease to be bound by the terms hereof (other than Sections 3.3, 5.1, 5.2, 6.2 and Article 7).

     7.5 Amendment; Waiver; Termination. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     (c) This Agreement shall terminate and be of no further force or effect (i) as to (A) AOF and CAIP, (B) QPL, and (C) the Co-Investors (the Shareholders in clauses (A) and (C) being treated as a single Shareholder and their holdings of Shares being calculated on a combined basis for purposes of this Section 7.5(c)), when such Shareholder and its Permitted Transferees ceases to own, directly or indirectly, at least 5% of the outstanding Shares or (ii) when only one Shareholder remains subject to this Agreement.

     (d) Notwithstanding Section 7.5(c), (i) Sections 5.1, 5.2, 6.2 and Article 7 shall survive any termination of this Agreement, (ii) upon a Transfer of Shares by AOF or QPL which would result in a termination of this Agreement as to such Person pursuant to Section 7.5(c)(i), such Person shall cause its appointed directors to resign in accordance with Section 2.1(d) and such directors shall not be entitled to vote and shall not be counted as attending the Board Meeting at the time the Board elects a successor as provided in Section 2.3(c), and
(iii) upon a Transfer of Shares by AOF or QPL which would result in a termination of this Agreement pursuant to Section 7.5(c)(ii), the one remaining Shareholder shall vote its Shares and take all

                                       24

actions necessary, and if such Shareholder has appointed any directors pursuant to Section 2.1 then it agrees to procure that its appointed directors will vote and take all action necessary, to comply with Sections 2.3(b) and (c) in filling any vacancy on the Board resulting from a resignation required under Section 2.1(d) and subclause (ii) above due to the Transfer of Shares by QPL or AOF.

     7.6 Notices. All notices, requests and other communications given or made pursuant hereto or pursuant to any other agreement among the parties, unless otherwise specified, shall be in writing and shall be deemed to have been duly given or made if sent by fax (with confirmation in writing), delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the fax number or address set forth in Annex C hereto or at such other addresses as shall be furnished by the parties by like notice. Such notice, request or communication shall be deemed to have been given or made on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Any person who becomes a Shareholder shall provide its address and fax number to ASAT, which shall promptly provide, such information to each other Shareholder.

     7.7 Section Headings. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

     7.8 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     7.9 Severability. If any provision contained in this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law.

     7.10 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of England.

     7.11 Specific Enforcement. Each party hereby acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be adequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies which may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

                                       25

     7.12 Submission to Jurisdiction. Each party hereby irrevocably agrees that the courts of England shall have non-exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceedings (together referred to as "Proceedings") arising out of or in connection therewith may be brought in such courts. Each party hereto irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and hereby further irrevocably agrees that a judgment in any Proceedings brought in the courts of England shall be conclusive and binding upon it and may be enforced in the courts of any jurisdiction.

     7.13 Agent for Service. (a) QPL, TIIC and QPL US each appoints RB Secretariat Limited of Beaufort House, Tenth Floor, 15 St. Botolph Street, London EC3A 7EE to be its agent for the receipt of service of process in England. Each Investor and ASAT appoints Trusec Limited of 35 Basinghall Street, London EC2V 5DB to be its agent for the receipt of service of process in England. Each party agrees that any Service Document (as defined below) may be effectively served on it in connection with Proceedings in England and Wales by service on its agent.

     (b) Any Service Document shall be deemed to have been duly served on a party if marked for the attention of such party's agent at the address set out above in Section 7.8(a) in respect of such agent or such other address within England or Wales as maybe notified to the other parties and: (i) left at the specified address; or (ii) sent to the specified address by first class post. In the case of (i), the Service Document shall be deemed to have been duly served when it is left. In the case of (ii), the Service Document shall be deemed to have been duly served two clear UK business days after the date of posting.

     (c) "Service Document" means a writ, summons, order, judgment or other process issued out of the courts of England and Wales in connection with any Proceedings, "UK Business Days" means a day other than a Saturday, Sunday or any day on which banks located in England are obligated to close.

     7.14 Lender Share Charge and Lender Facilities. Without the prior written consent of the Investors, QPL and their Affiliates shall not agree to any changes to any Lender Share Charge, Lender Facility or related arrangement that would materially and adversely prejudice AOF's, CAIP's or the other Investors' rights under this Agreement or the value of Shares held by Investors or Shares subject to the Investors share charge referred to in Section 4.5. QPL shall promptly notify all Shareholders of, and reasonably describe in such notice the scope and nature of, any amendments to such agreements and arrangements and any default thereunder. QPL shall promptly provide to the Investors copies of draft agreements and correspondence regarding such amendments or defaults reasonably requested by the Investors.

                                       26

     7.15 QPL Obligations. As applicable, (i) all agreements and obligations of QPL herein shall be construed as agreements and obligations of such Subsidiary that directly or indirectly owns Shares and QPL shall cause such Subsidiary to fulfill such agreements and obligations, which shall be joint and several among QPL and its Subsidiaries, and (ii) all agreements and obligations herein of Subsidiaries of QPL that are Shareholders shall be construed as agreements and obligations of QPL.

     7.16 Rights and Liabilities.

     The execution of this Amended and Restated Shareholders Agreement shall not constitute a waiver, release or discharge, in whole or in part, of any rights and liabilities of the parties under the Amended and Restated Shareholders Agreement dated December 22, 2000 or any of them accrued prior to the date hereof which shall continue in full force and unaffected in all respects.

                                       27